

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 15, 2011

<u>Via E-mail</u>
Dr. Stewart Jackson
President and Chief Executive Officer
Denarii Resources Inc.
711 South Carson Street, Suite #4
Carson City, NV 89701

> **Re:** **Denarii Resources Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed April 11, 2011**
> **Form 10-K/A for Fiscal Year Ended December 31, 2010**
> **Filed April 15, 2011**
> **File No. 000-53389**

Dear Dr. Jackson:

We have completed our review of your filings and do not have any further comments at this time.

> Sincerely,
>
> /s/ Mark C. Shannon
>
> Mark C. Shannon
> Branch Chief